NEWS RELEASE

BIOFUEL ENERGY REPORTS THIRD QUARTER 2012 RESULTS

DENVER, COLORADO – NOVEMBER 13, 2012 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its third quarter 2012 results. For the quarter ended September 30, 2012, the net loss was $11.3 million on revenues of $116.1 million, compared with net income of $2.5 million on revenues of $162.5 million for the quarter ended September 30, 2011. For the quarter ended September 30, 2012, the net loss attributable to common stockholders was $9.8 million, or $1.88 per share, while for the three months ended September 30, 2011 the net income attributable to common stockholders was $2.2 million, or $.36 per diluted share.

“We continue to try to make the appropriate operating decisions in managing our assets. Given the continuation of a weak corn-ethanol crush spread, and additional pressure from local corn basis, we are currently operating only our Nebraska plant.” said Scott H. Pearce, the Company’s President and Chief Executive Officer. “We look forward to an improved crush spread environment in which we can restart our Minnesota facility. In the meantime, we continue to have ongoing dialogue with our senior lenders to resolve our current liquidity issues and enhance our working capital position going forward.”

For the quarter ended September 30, 2012, the Company’s operating loss was $10.1 million, which resulted from $124.2 million in cost of goods sold and $2.1 million in general and administrative expenses. During the third quarter of 2012, the Company also had $0.7 million of other income while incurring $1.9 million in interest expense, which resulted in a net loss of $11.3 million. For the same period of 2011, our operating income was $4.5 million, which resulted from $155.5 million in cost of goods sold and $2.5 million in general and administrative expenses. The Company also had $2.0 million of interest expense in the third quarter of 2011, which resulted in net income of $2.5 million.

As previously disclosed, the Company’s operating subsidiaries did not make the regularly-scheduled payments of principal and interest that were due on September 28, 2012, in an aggregate amount of $3.6 million, on the term loans outstanding under their senior debt facility, which resulted in the Company receiving a notice of default from the lenders of the senior debt facility. As a result, the Company has classified the entire $170.5 million in term loans outstanding as a current liability on the Company’s September 30, 2012 balance sheet. The Company, on behalf of its operating subsidiaries, has had, and intends to continue to have, discussions with the lenders regarding the terms of a potential forbearance, reinstatement and/or restructuring of the term loans. At September 30, 2012, the Company held $10.8 million of cash and cash equivalents and equity totaled $66.2 million, including $0.3 million of noncontrolling interest.

The Company plans to host a conference call on Wednesday, November 14, 2012 beginning at 11:00 a.m. (EST) to discuss the results. To participate, please dial (800) 944-8766. The participant code for the call is 41876. Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782. The access code for the replay is 168656.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 • www.bfenergy.com

This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt. The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 • www.bfenergy.com

BioFuel Energy Corp.

(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,

Summary Income Statement	2012	2011	2012	2011
Net sales	$116,149	$162,547	$378,382	$489,083
Cost of goods sold	124,192	155,498	401,204	487,950
Gross profit (loss)	(8,043)	7,049 #	(22,822)	1,133
General and administrative expenses:
Compensation expense	1,435	1,676	4,750	5,062
Other	629	846	2,482	2,693
Operating income (loss)	(10,107)	4,527	(30,054)	(6,622)
Other income	680	-	680	-
Interest expense	(1,901)	(1,978)	(5,461)	(8,195)
Net income (loss)	(11,328)	2,549	(34,835)	(14,817)
Less: Net (income) loss attributable to the noncontrolling interest	1,498	(355)	5,015	2,307
Net income (loss) attributable to BioFuel Energy Corp. common stockholders	$(9,830)	$2,194	$(29,820)	$(12,510)

Income (loss) per share attributable to BioFuel Energy Corp. common stockholders:
Basic	$(1.88)	$0.43	$(5.76)	$(2.72)
Diluted	$(1.88)	$0.36	$(5.76)	$(2.72)

Weighted average shares outstanding:
Basic	5,224	5,120	5,178	4,602
Diluted	5,224	6,152	5,178	4,602

Additional Operational Data
Ethanol sold (gallons, in thousands)	36,271	50,716	134,786	162,381
Dry distillers grain sold (tons, in thousands)	32.6	80.1	131.9	260.2
Wet distillers grain sold (tons, in thousands)	170.8	165.2	654.0	499.1
Corn oil sold (pounds, in thousands)	11,466	—	28,626	—
Corn ground (bushels, in thousands)	12,632	18,010	48,120	58,558

	September 30	December 31,
Summary Balance Sheet	2012	2011

Cash and cash equivalents	$10,842	$15,139
Accounts receivable	13,939	13,591
Inventories	12,917	26,188
Prepaid expenses	900	2,148
Other current assets	3,500	421
Property, plant and equipment, net	216,073	235,888
Debt issuance costs, net	1,990	2,763
Other non-current assets	3,008	3,448
Total assets	$263,169	$299,586

Total current liabilities	$186,524	$24,452
Long-term debt, net of current portion	2,708	166,937
Tax increment financing, net of current portion	4,573	4,867
Other non-current liabilities	3,138	3,388
Total liabilities	196,943	199,644

BioFuel Energy Corp. stockholders' equity	65,882	94,310
Noncontrolling interest	344	5,632
Total equity	66,226	99,942
Total liabilities and equity	$263,169	$299,586

	Three Months Ended September 30,		Nine Months Ended September 30,

Reconciliation of Net Income (Loss) to EBITDA	2012	2011	2012	2011
Net income (loss)	$(11,328)	$2,549	$(34,835)	$(14,817)
Interest expense	1,901	1,978	5,461	8,195
Depreciation and amortization expense included in cost of goods sold	6,541	6,467	19,610	19,410
Depreciation and amortization expense included in G&A expenses	265	269	798	822
EBITDA	$(2,621)	$11,263	$(8,966)	$13,610